Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 31, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 8-K Filed April 27, 2006
Form 8-K/A Filed August 17, 2006
File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of August 24, 2006 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”) with respect to the Form 8-K/A filed by the Company on August 17, 2006 (the “Form 8-K/A”) and certain other matters listed therein.

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Ms. Kathleen Collins

Securities and Exchange Commission

August 31, 2006

Form 10-K/A for the fiscal year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Organization

Revenue Recognition

Comment 1

In your response letter dated May 22, 2006 the Company confirmed that while you reference a published price list as your means for establishing VSOE for PCS in your footnote disclosures, you are actually able to establish VSOE based on separate sales of your PCS. It appears that Fluent has a similar means of establishing VSOE. A published price list, in and of itself, would not qualify as VSOE and therefore, your footnote disclosures are somewhat confusing. Please consider revising your disclosures in future filings to clearly indicate, if true, that VSOE is based on separate sales of PCS rather than the stated list prices.

Response 1:

The Company will revise its footnote disclosures in future filings to clearly indicate that VSOE is based on separate sales of PCS rather than on stated list prices. The Company’s revised revenue recognition policy note is included in the response to the comment below.

Form 8-K/A Dated August 17, 2006

Fluent, Inc.

Note 1. Accounting Policies

Revenue Recognition, page 8

Comment 2

We note that for annual license agreements, Fluent has allocated revenues between software and services in a manner consistent with perpetual license agreements. Note that that the revenue presentation in Fluent’s Consolidated Statements of Operations should be consistent with GAAP. In this regard, you would be “limited to the use of VSOE” of fair value as determined by the appropriate GAAP, for the purposes of allocating arrangement consideration among deliverables in Fluent’s Consolidated Statements of Operations. Please revise your presentation

Ms. Kathleen Collins

Securities and Exchange Commission

August 31, 2006

to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered PCS element (i.e. your annual license agreements). You should also include a footnote description to inform investors of the nature of the additional line item. Also, tell us whether the Company has a similar policy for disclosing revenues and cost of revenues and if so, please revise accordingly.

Response 2:

The Company acknowledges that the wording in the Fluent revenue recognition policy note does not accurately reflect Fluent’s revenue recognition policy with respect to annual license agreements. Fluent does not sell annual software licenses with unbundled PCS. For annual software licenses with bundled PCS, since VSOE does not exist, the entire amount of the contract is recognized ratably over the term of the contract and the entire amount is classified as software license revenue. Revenue related to annual software licenses is not “allocated…between software and services in a manner consistent with perpetual license agreements.” In future filings, the Company will revise its revenue recognition policy to clearly indicate its revenue recognition policy with respect to annual software licenses.

The Company’s revised revenue recognition policy note will be as follows:

Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. The Company recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is classified as license revenue and is recognized upon delivery of the licensed product and the utility that enables the customer to request authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. Revenue is recorded net of the distributor fee for sales through the ANSYS distribution network. Revenue for software lease licenses is classified as license revenue and is recognized over the period of the lease contract. The Company estimates the value of post-contract customer support (“PCS”) sold together with perpetual licenses based on separate sales of PCS. Revenue from PCS contracts is classified as maintenance and service revenue and is recognized ratably over the term of the contract. Revenue from training, support and other services is recognized as the services are performed.

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Ms. Kathleen Collins

Securities and Exchange Commission

August 31, 2006

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III, Esq.
Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc: Sheila S. DiNardo
ANSYS, Inc.